Filed Pursuant to Rule 433

Registration Statement No. 333-257113

CAPPED MARKET INDEX TARGET-TERM SECURITIES® (MITTS®)

Capped Market Index Target-Term Securities® Linked to the Bloomberg Commodity IndexSM
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	The Bloomberg Commodity IndexSM (Bloomberg symbol: “BCOM”)
Payout Profile at Maturity	• 100% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure is flat or decreases, the payment at maturity will be the Minimum Redemption Amount
Capped Value	$[12.65 to 14.65] per unit, a [26.50% to 46.50%] return over the principal amount, to be determined on the pricing date.
Participation Rate	100.00%
Minimum Redemption Amount	$10.00 per unit
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are seeking full principal amount at maturity, and are willing to accept a capped return and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465923007878/tm231388d67_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•          Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not receive a positive return on your investment.

•          Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or any related futures contract.

•          Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•          The initial estimated value of the notes on the pricing date will be less than their public offering price.

•          If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•          Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts represented by or included in the Market Measure.

•          The prices of commodities or futures contracts represented by or included in the Market Measure may change unpredictably, affecting the value of your notes in unforeseeable ways.

•          The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

•          The Market Measure includes futures contracts traded on foreign exchanges, which may be less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.

•          The Market Measure tracks commodity futures contracts and does not track the spot prices of the Index Commodities

•          Higher future prices of the components of the Market Measure relative to their current prices may have a negative effect on the level of the Market Measure, and therefore the value of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$10.00(1)	0.00%
-50.00%	$10.00	0.00%
-25.00%	$10.00	0.00%
-20.00%	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$10.00	0.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
36.50%	$13.65(2)	36.50%
50.00%	$13.65	36.50%
60.00%	$13.65	36.50%
80.00%	$13.65	36.50%
(1) The Redemption Amount per unit cannot be less than the Minimum Redemption Amount. (2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.